UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1996
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                       --------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48243-7301 3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
      -----------------------------------------------                --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 1996 and 1995. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1996 and 1995. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
             as of December 31, 1996. . . . . . . . . . . . . . . . .  16
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1996. . . . . . . . . . . . . . .  18
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  19





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                     (Name of plan)



Date  June 20, 1997              By:
      -------------


                                              /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 13, 1997



                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1996 AND 1995

                                                     1996             1995
                                                  -----------     -----------

ASSETS:
Investments, at fair value:

   Value of Interest in General Motors Savings
     Plans Master Trust                          $49,062,156      $37,680,162
   Mutual Funds                                   35,425,308       16,223,085
   Fixed Income Fund                               8,957,879        4,457,488
   Loans to participants                           9,001,970        6,926,226

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                    27,455,663       26,481,179

Receivables
   Contributions                                           -          633,598
                                                 -----------       ----------

      Total assets                               129,902,976       92,401,738

LIABILITIES:
   Accounts payable                                        -          122,395
                                                 -----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS               $129,902,976      $92,279,343
                                                 ===========       ==========



Reference should be made to the Notes to Financial Statements.




                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                     1996             1995
                                                  ----------       ----------
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments                   $1,777,384       $  857,608
     Dividends                                     2,449,584          780,416
     Interest                                      2,009,369        1,863,335
     Net investment income from the General
      Motors Savings Plans Master Trust            7,490,763        9,498,714
                                                   ---------        ---------

        Total investment income                   13,727,100       13,000,073

   Interest on loans                                 609,113          436,634

   Participants contributions:
     After tax                                     7,921,919        7,593,268
     Tax-deferred                                 19,271,548       15,590,410
     Rollover                                        710,252        1,078,647
                                                  ----------       ----------

        Total contributions                       27,903,719       24,262,325
                                                  ----------       ----------

     Total additions                              42,239,932       37,699,032

DEDUCTIONS:
   Benefits paid to participants                   4,614,535        3,793,572
   Forfeitures                                         1,764              730
                                                  ----------       ----------
        Total deductions                           4,616,299        3,794,302

NET INCREASE                                      37,623,633       33,904,730

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                              92,279,343       58,374,613
                                                ------------      -----------

   End of year                                  $129,902,976      $92,279,343
                                                 ===========       ==========




Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

     PARTICIPATION
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible Employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     PARTICIPANT CONTRIBUTIONS
     Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 18% of Eligible Earnings (20% effective January 1, 1997) on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 18% of Eligible Earnings (20% effective January 1, 1997), or $9,500 and 9,240 for the years ended 1996 and 1995, respectively, whichever is less, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Description of Investment Options:

    GENERAL MOTORS CORPORATION COMMON STOCK $1-2/3 PAR VALUE - Under this option, a participant's contributions are invested in General Motors common stock.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Assets invested in the Common Stock Fund are expressed in terms of units rather than shares of stock. Each unit represents a proportionate interest in all of the assets of the Common Stock Fund. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit.

    EQUITY INDEX FUND - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    BALANCED FUND - Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds which utilized such financial instruments is not considered significant to the Plan's financial statements.

    Effective January 1, 1995, the above three options were included under the General Motors Savings Plans Master Trust (See Note F.)

    INCOME FUND - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers and contract value of the investment contracts at December 31, 1996 and 1995, respectively, were as follows:

         Interest Interest
         Rate     Rate
         as of    as of            Fund                Investment Contracts
         12/31/96 12/31/95        Manager               1996          1995
         --------  -----------------------------     ----------    ----------
         6.23%      6.23%  Principal Mutual Life    $2,663,481     $4,687,940
         7.38%      7.38%  Provident National        1,439,123      2,504,741
            -       8.90%  Prudential Life                   -      1,245,491
            -       6.77%  New York Life                     -        115,650
         6.36%      6.14%  John Hancock Mutual Life  3,292,389      3,099,649
         6.20%      6.00%  John Hancock Mutual Life  7,236,957      2,841,114
         7.09%      7.00%  Metropolitan Life        12,823,713     11,986,594
                                                    ----------     ----------
                                                   $27,455,663    $26,481,179
                                                    ==========     ==========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


    The contract value of the investment contracts approximates their fair value at December 31, 1996 and 1995. The average yield on investment contracts for the years ended December 31, 1996 and 1995 was 6.70% and 6.78%, respectively.

    In 1996 and 1995, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1996 and 1995, the fair value of such investments, considered as the Fixed Income Fund was $8,957,879 and $4,457,488, respectively.

    MUTUAL FUNDS - This option is comprised of four core option mutual funds and thirty-five self directed account mutual funds managed by Fidelity
    Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, Contrafund and Asset Manager. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

VESTING

Participant contributions vest immediately. Saturn matched participant contributions made through January 1, 1992 and earnings thereon vest fully upon the attainment of 5 years of service, death, total and permanent disability or retirement.

DISTRIBUTIONS

Participants may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participants account exceeds $3,500. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1996 and 1995.

TRANSFERS

Participants may transfer assets between Investment Options at any time, with certain limitations.

LOANS

Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the Participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1996 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan. At December 31, 1996 and 1995 loans to participants were $9,001,970 and $6,926,226, respectively.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the Administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described in Note A, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contacts - at contract value, which consists of cost plus accumulated interest.
       - Common/Collective Trust - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

    o  Certain costs of Plan administration are paid by Saturn.

    o Certain reclassifications have been made to prior-year amounts to conform with current-year presentation.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1996 and 1995.


Investment Manager          Investment Type          1996           1995
--------------------    -----------------------  ------------   ------------
State Street Bank       Value of Interest in
  and Trust             General Motors Savings
                        Plans Master Trust       $49,062,156*   $37,680,162*


Fidelity                Magellan                   7,397,544*     4,888,364*
Fidelity                Puritan                    4,110,838      1,901,432
Fidelity                Contrafund                14,870,776*     5,776,146*
Fidelity                Asset Manager              1,334,359        688,196
Fidelity                Self-Directed Accounts     7,711,791**    2,968,947**
                                                  ----------     ----------
           Total mutual funds                     35,425,308     16,223,085
                                                  ----------     ----------
State Street Bank
  and Trust             Fixed Income Fund          8,957,879*     4,457,488

Loans to Participants   6% to 9%                   9,001,970*     6,926,226*

Principal Mutual Life   Investment Contract, 6.23% 2,663,481      4,687,940*

Provident National      Investment Contract, 7.38% 1,439,123      2,504,741

Prudential Life         Investment Contract, 8.90%         -      1,245,491

New York Life           Investment Contract, 6.77%         -        115,650

John Hancock
  Mutual Life           Investment Contract, 6.36% 3,292,389      3,099,649

John Hancock
  Mutual Life           Investment Contract, 6.20% 7,236,957*     2,841,114
Metropolitan Life       Investment Contract, 7.09%12,823,713*    11,986,594*
                                                  ----------     ----------

           Total Guaranteed Investment Contracts  27,455,663     26,481,179
                                                  ----------     ----------

           TOTAL                                $129,902,976    $91,768,140
                                                 ===========     ==========
* Represents 5% or more of Plan assets.

** Represents the total of thirty-five individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.


                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

D.  SHARE AND UNIT VALUES

All assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as at:

                                      DECEMBER 31,          SEPTEMBER 30,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                  --------  ---------   ---------   ---------
FISCAL YEAR 1996
GM $1-2/3 par value Common
    Stock Fund                      91,112  $134.180      105,779   $115.680
Equity Index Fund                2,088,235    16.930    1,975,129     15.620
Balanced Fund                      105,361    14.160       98,999     13.390
Income Fund                      3,191,539    11.399    2,872,363     11.223
Fidelity Magellan Fund              91,656    80.650       84,100     76.050
Fidelity Puritan Fund              238,487    17.240      202,955     16.480
Fidelity Contrafund                353,521    42.150      300,183     40.540
Fidelity Asset Manager              81,530    16.470       67,715     16.490

                                        JUNE 30,             MARCH 31,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                  --------  ---------   ---------   ---------
FISCAL YEAR 1996
GM $1-2/3 par value Common
    Stock Fund                      95,053  $126.040       96,615   $128.230
Equity Index Fund                1,898,458    15.150    1,794,820     14.500
Balanced Fund                      107,352    13.090       91,657     12.770
Income Fund                      2,768,409    11.045    2,799,091     10.875
Fidelity Magellan Fund              80,925    74.800       68,941     87.510
Fidelity Puritan Fund              164,178    17.680      145,851     17.640
Fidelity Contrafund                275,721    39.340      218,676     38.140
Fidelity Asset Manager              61,224    16.270       53,674     16.010

                                      DECEMBER 31,          SEPTEMBER 30,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                  --------  ---------   ---------   ---------
FISCAL YEAR 1995
GM $1-2/3 par value Common
    Stock Fund                     100,762  $126.370      109,798   $111.620
Equity Index Fund                1,738,744    13.760    1,652,303     12.980
Balanced Fund                       78,243    12.410       47,703     11.850
Income Fund                      2,889,844    10.706    2,732,918     10.533
Fidelity Magellan Fund              56,855    85.980       36,345     92.370
Fidelity Puritan Fund              111,783    17.010       83,360     16.780
Fidelity Contrafund                151,924    38.020      102,379     40.610
Fidelity Asset Manager              43,419    15.850       29,600     15.470

                                        JUNE 30,             MARCH 31,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                  --------- ---------   ---------   ---------
FISCAL YEAR 1995
GM $1-2/3 par value Common
    Stock Fund                     125,469  $110.810      137,726   $104.110
Equity Index Fund                1,577,588    12.020    1,534,154     10.970
Balanced Fund                       33,580    11.220       15,484     10.560
Income Fund                      2,586,715    10.359    2,437,509     10.186
Fidelity Magellan Fund              21,459    83.500        8,875     72.440
Fidelity Puritan Fund               56,949    16.150       28,809     15.420
Fidelity Contrafund                 76,159    36.560       32,842     32.120
Fidelity Asset Manager              18,280    14.800       10,714     14.060

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Contributions, investment income, benefits paid to participants, and interfund trust transfers by fund are as follows for the years ended December 31, 1996 and 1995:

                                                   1996              1995
                                                   ----              ----
Employee Contributions:
GM $1-2/3 par value Common Stock Fund          $2,412,777        $2,946,816
Equity Index Fund                               5,910,740         5,721,280
Balanced Fund                                     412,489           254,093
Income Fund                                     9,634,081        10,612,205
Fidelity Magellan Fund                          2,325,869         1,181,554
Fidelity Puritan Fund                           1,189,508           660,613
Fidelity Contrafund                             3,875,123         1,592,454
Fidelity Asset Manager                            453,173           313,657
Self-Directed Accounts                          1,689,959           979,653
                                               ----------        ----------
                                              $27,903,719       $24,262,325
                                               ==========        ==========
Investment Income:

GM $1-2/3 par value Common Stock Fund          $1,219,997        $3,352,588
Equity Index Fund                               6,105,254         6,065,372
Balanced Fund                                     165,512            80,755
Income Fund                                     1,999,337         1,842,776
Fidelity Magellan Fund                            717,617           404,781
Fidelity Puritan Fund                             441,005           184,998
Fidelity Contrafund                             2,150,903           728,672
Fidelity Asset Manager                            130,424            55,876
Self-Directed Accounts                            797,051           284,255
                                               ----------        ----------
                                              $13,727,100       $13,000,073
                                               ==========        ==========
Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $628,916          $548,597
Equity Index Fund                               1,094,228           835,014
Balanced Fund                                      31,424             9,323
Income Fund                                     2,127,609         2,177,909
Fidelity Magellan Fund                            233,529            74,328
Fidelity Puritan Fund                              81,868            34,521
Fidelity Contrafund                               327,024            79,092
Fidelity Asset Manager                             34,371            16,289
Self-Directed Accounts                             55,566            18,499
                                               ----------        ----------
                                               $4,614,535        $3,793,572
                                               ==========        ==========
Interfund Trust Transfers:

GM $1-2/3 par value Common Stock Fund         $(3,190,673)      $(5,759,947)
Equity Index Fund                                 895,526        (2,451,123)
Balanced Fund                                     (42,687)          662,982
Income Fund                                    (3,857,033)       (2,434,875)
Fidelity Magellan Fund                           (255,636)        3,376,212
Fidelity Puritan Fund                             639,644         1,085,538
Fidelity Contrafund                             3,512,359         3,562,728
Fidelity Asset Manager                             89,991           345,157
Self-Directed Accounts                          2,208,509         1,613,328
                                                ---------         ---------
                                               $        -        $        -
                                                =========         =========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of five master trust investment options: the GM $1-2/3 Value Common Stock Fund, the GM Class H, $.10 Par Value Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options that are available under the Plan is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of the applicable master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1996 and 1995:

                                                   1996          1995
                                                   ----          ----

Value of interest in Master Trust               $49,062,156  $37,680,162
                                                -----------  -----------
Percentage of total Master Trust                      0.66%        0.51%
                                                -----------   -----------
Value of interest in the net investment
  income from Master Trust accounts             $ 7,490,763   $9,498,714
                                                -----------   ----------
Percentage of total Master Trust net
  investment gain                                     1.05%        0.51%
                                                -----------   ----------


                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of all participating plans in the Master Trust at December 31, 1996 and 1995 are summarized in thousands as follows:

                                                   1996          1995
                                                   ----          ----
ASSETS:
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,237,497   $4,696,965
          General Motors Class H, $0.10 par value   389,506      261,927
          EDS Common Stock Fund                     632,206      759,539
          Other Corporate                            12,440       11,666
       U.S. Government Securities                     1,875           33
       Common/Collective Trust                    2,063,946    1,612,315
       Cash                                          79,952      103,410

                                                  ---------    ---------
          Total investments                       7,417,422    7,445,855

    Receivables:
       Due from broker for investments sold           2,081       13,152
       Accrued investment income                      1,633        1,591
                                                  ---------    ---------

          Total receivables                           3,714       14,743
                                                  ---------    ---------

          Total assets                            7,421,136    7,460,598
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased              (49)        (186)
                                                  ---------    ---------

Net assets available for benefits                $7,421,087   $7,460,412
                                                  =========    =========

The net investment income of all participating plans in the Master Trust for the years ended December 31, 1996 and 1995 is summarized in thousands as follows:

Interest                                            $ 5,651   $    9,570
Dividends                                           145,877      125,249
Net appreciation in fair value of investments:
    Common stocks                                   192,900    1,296,102
    U.S. Government securities                           78          109
    Common and collective trusts                    365,828      405,995
    Registered investment company                     6,410        9,301
                                                    -------    ---------
       Total net appreciation in fair value
          of investments                            565,216    1,711,507
                                                    -------    ---------

       Total investment income                     $716,744   $1,846,326
                                                    =======    =========



                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded


G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

                                 * * * * * *




                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AS OF DECEMBER 31, 1996

Column A    Column B          Column C                           Column D     Column E
---------   ----------------  --------------------------------   ----------   -----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                          Current
            Similar Party     Description of Investment             Cost         Value
---------   ----------------  --------------------------------   ----------   -----------


     *     State Street Bank  Value of Interest in General Motors
             and Trust          Savings Plans Master Trust      $43,897,010   $49,062,156

     *     State Street Bank  Fixed Income Fund                   8,931,914     8,957,879
             and Trust
                              Mutual Funds:
           Fidelity             Magellan                          7,564,889     7,397,544
           Fidelity             Puritan                           4,091,584     4,110,838
           Fidelity             Contrafund                       13,785,113    14,870,776
           Fidelity             Asset Manager                     1,325,010     1,334,359
           Fidelity              Capital Appreciation                45,380        45,493
           Fidelity             Retirement Growth                    90,326        85,381
           Fidelity              Value                              571,649       568,119
           Fidelity              Small Cap Stock                     82,809        87,537
           Fidelity              Fifty                               48,787        51,533
           Fidelity              OTC Portfolio                      207,668       215,025
           Fidelity              Emerging Growth                      4,708         4,549
           Fidelity              Stock Selector                     175,877       181,175
           Fidelity              Disciplined Equity                  57,380        59,601
           Fidelity              Growth Company                     458,344       484,955
           Fidelity              Dividend Growth                    503,075       556,215
           Fidelity              Trend                               19,270        20,078
           Fidelity              Blue Chip Growth                 1,553,178     1,634,062
           Fidelity              Fund                               151,149       158,047
           Fidelity              Growth & Income Portfolio          777,598       835,370
           Fidelity              Equity Income                       95,541       100,200
           Fidelity              Equity Income II                   782,014       827,768
           Fidelity              Real Estate Investment             135,167       151,278
           Fidelity              Utilities Income                    19,480        20,312
           Fidelity              World Wide                         119,272       130,241
           Fidelity              Canada                              22,664        21,028
           Fidelity              Diversified International          148,278       158,934
           Fidelity              Pacific Basin                      108,615       113,932
           Fidelity              International Growth & Income      105,738       111,019
           Fidelity              Europe                             147,086       154,111
           Fidelity              Overseas                           319,814       329,932
           Fidelity              Asset Manager Growth                59,028        61,390
           Fidelity              Convertible Securities              28,780        29,700
           Fidelity              Balanced                             2,759         2,871
           Fidelity              Global Bond                          8,705         8,635
           Fidelity              Investment Grade Bond               18,195        17,929
           Fidelity              Government Securities                5,931         5,879
     *     State Street Bank
             and Trust           Money Market                       479,492       479,492
                                                                 ----------    ----------

                                  Total Mutual Funds            $34,120,353   $35,425,308
                                                                 ----------    ----------




                                          - 16 -

                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1996 - Concluded


Column A    Column B          Column C                           Column D    Column E
---------   ----------------  --------------------------------   ----------  -----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                          Current
            Similar Party     Description of Investment             Cost         Value
---------   ----------------  --------------------------------   ----------  ------------

                              Loan Fund 6 - 9%                   $9,001,970    $9,001,970

           Principal Mutual
             Life             Investment Contract, 6.23%          2,663,481     2,663,481
           Provident National Investment Contract, 7.38%          1,439,123     1,439,123
           John Hancock
             Mutual Life      Investment Contract, 6.36%          3,292,389     3,292,389
           John Hancock
             Mutual Life      Investment Contract, 6.20%          7,236,957     7,236,957
     *     Metropolitan Life  Investment Contract, 7.09%         12,823,713    12,823,713
                                                                -----------   -----------

                                Total Guaranteed Investment
                                  Contracts                      27,455,663    27,455,663
                                                                -----------   -----------
Total Assets Held for Investment                               $123,406,910  $129,902,976
                                                                ===========   ===========


* Indicates party-in-interest































                                          - 17 -

                                     SATURN INDIVIDUAL SAVINGS PLAN
                                         FOR REPRESENTED MEMBERS

                              ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1996
                          SERIES OF TRANSACTIONS IN EXCESS OF 5% OF NET ASSETS


Column A               Column B      Column C    Column D   Column E   Column F   Column G    Column H    Column I
---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------  ---------
                                                                       Expense                 Current
                                                                       Incurred                Value of
  Identity of                         Purchase    Selling    Lease       With     Cost of      Asset on   Net Gain
  Party/Broker       Description       Price       Price     Rental  Transaction    Asset    Trans. Date   (Loss)
---------------   ----------------- ----------  ----------  -------- ----------- ----------  ----------- ---------
State Street Bank  Fixed Income    $20,160,543 $    -      $  -      $    -     $20,160,543  $20,160,543  $   -
and Trust          Fund                  -      15,634,694    -           -      15,634,694   15,634,694      -
Fidelity           Magellan          6,384,311      -         -           -       6,384,311    6,384,311      -
                      -       3,608,938    -           -       3,707,785    3,608,938   (98,847)

Fidelity           Contrafund       12,427,351      -         -           -      12,427,351   12,427,351      -
                                         -       4,506,627    -           -       4,418,383    4,506,627    88,244
Fidelity           Puritan           3,408,345      -         -           -       3,408,345    3,408,345      -
                                         -       1,241,689    -           -       1,218,193    1,241,689    23,496
                   Loan Fund         5,792,350      -         -           -       5,792,350    5,792,350      -
                   6 - 9%                -       3,695,985    -           -       3,695,895    3,695,895      -
                                    ----------  ----------   -----   ----------  ----------   ----------    ------

                                   $48,172,900 $28,687,933  $  -    $    -      $76,847,850  $76,860,743   $12,893
                                    ==========  ==========   =====   ==========  ==========   ==========    ======

There are no single reportable transactions that reach the 5% of beginning net assets criteria.






                                                 - 18 -